2nd Amended and Restated Appendix B

to the

SUB-ADVISORY AGREEMENT

BETWEEN

ADVISORS ASSET MANAGEMENT, INC.

AND HARTFORD INVESTMENT MANAGEMENT CO.

Fees and Expenses:

With respect to the AAM/HIMCO Short Duration Fund, subject to the terms of the Agreement (and as described in Section 4 of the Agreement), Advisor shall pay the Sub-advisor a monthly fee based on the following annual rates: (a) with respect to average daily net assets of the Fund equal to the Seed Share NAV, a fee equal to 0.38% of such portion of the Fund's average daily net assets, (b) with respect to average daily net assets of the Fund of $250 million or less (excluding the Seed Share NAV, if any), a fee equal to 0. 18% of such portion of the Fund's average daily net assets, (c) with respect to average daily net assets of the Fund of more than $250 million but less than or equal to $500 million (excluding the Seed Share NAV, if any), a fee equal to 0. 19% of such portion of the Fund's average daily net assets, (d)with respect to average daily net assets of the Fund of more than $500 million but less than or equal to $1 billion (excluding the Seed Share NAV, if any), a fee equal to 0.20% of such portion of the Fund's average daily net assets, and (e) with respect to average daily net assets of the Fund of more than $1 billion (excluding the Seed Share NAV, if any), a fee equal to 0.21% of such portion of the Fund's average daily net assets.

With respect to the AAM/HIMCO Global Enhanced Dividend Fund, subject to the terms of the Agreement (and as described in Section 4 of the Agreement), Advisor shall pay the Sub-advisor a monthly fee based on the following annual rates: (a) with respect to average daily net assets of the Fund of $250 million or less (excluding the Seed Share NAV, if any), a fee equal to 0.45% of such portion of the Fund's average daily net assets, (b) with respect to average daily net assets of the Fund of more than $250 million but less than or equal to $500 million (excluding the Seed Share NAV, if any), a fee equal to 0.44% of such portion of the Fund's average daily net assets, (c) with respect to average daily net assets of the Fund of more than $500 million but less than or equal to $1 billion (excluding the Seed Share NAV, if any), a fee equal to 0.43% of such portion of the Fund's average daily net assets, and (d) with respect to average daily net assets of the Fund of more than $1 billion (excluding the Seed Share NAV, if any), a fee equal to 0.42% of such portion of the Fund's average daily net assets.

The term "Seed Share NAV" shall mean the monthly average daily net asset value of any Seed Shares as of any Sub-advisor fee calculation. The term "Seed Shares" shall mean Fund shares outstanding and owned by Sub-advisor (or an affiliated company) that were issued to Sub-advisor (or such affiliated company) prior to the initial issuance of Fund shares to public investors.

The daily net assets of the Fund shall be calculated as of the close of the New York Stock Exchange on each day the exchange is open for trading or as of such other time or times as the Board may determine in accordance with the provisions of the 1940 Act. On each day when the net asset value of the Fund is not calculated, the net asset value of a share of common stock of the Fund shall be deemed to be the net asset value of such share as of the close of business on the last day on which such calculation was made for purposes of determining the Sub-advisor's fee.

Amended and approved by the Board on September 21, 2017.

Agreed and accepted this ___ day of _____________, 2017.

Advisors Asset Management, Inc.	HARTFORD INVESTMENT MANAGEMENT CO.

By:	By:

Print Name:	Print Name:

Title:	Title: